Exhibit (d)(4)

[HID Global Corporation Letterhead]

November 5, 2010

Imperial Capital, LLC.,

2000 Avenue of the Stars, 9th Floor

South Los Angeles, CA 90067

Attention: Danny Ng

Re:	Indication of Interest for LaserCard Corporation

Dear Mr. Ng:

It is my pleasure to indicate to you the interest that ASSA ABLOY, AB and its wholly-owned subsidiary HID Global Corporation (“HID”) (collectively, “ASSA ABLOY” or the “Purchaser”) has in acquiring 100% of the capital stock of LaserCard Corporation (“LaserCard” or the “Company”). Based solely upon the limited, publicly available information, the information provided by LaserCard and Imperial Capital and from the various meetings held to date, we believe a combination between HID and LaserCard would be highly complementary and would further leverage the strengths of the two businesses. We believe our acquisition proposal, subject to the terms and conditions described below, reflects an attractive valuation for the Company and should be positively viewed by LaserCard and its stockholders.

As you may know, ASSA ABLOY is a multi-billion dollar global leader in the manufacture and supply of physical and electronic security devices, with a cash rich balance sheet and a strong history of growth through successful acquisitions.

We believe the purchase of LaserCard by ASSA ABLOY (the “Transaction”) would be compelling to all the constituencies of LaserCard for the following reasons:

•	ASSA ABLOY has the proven ability to quickly conclude all agreements and close the Transaction on an expedited basis. Since its inception in 1994, ASSA ABLOY has closed in excess of 100 acquisitions.

•	ASSA ABLOY’s offer is an all-cash offer and ASSA ABLOY has sufficient liquidity to fund the Transaction through internally generated resources, eliminating the need for any financing contingency.

•

The LaserCard employees would become part of a larger, strategically advantaged enterprise in the secure identity industry and they would play an important part in ASSA ABLOY’s strategy in this sector.

The following is a summary of key terms and conditions for the contemplated Transaction:

A.	Offer Price. Based on our current knowledge of the Company’s business and the information provided, and subject to due diligence, ASSA ABLOY would be prepared to offer a price of $6.25 per share in cash.

B.	Offer Price Assumptions. This offer assumes 12,265,039 in common stock outstanding and approximately 2,566,000 stock options, restricted stock and restricted stock units outstanding at various exercise prices. This offer also assumes a cash, cash equivalents and marketable securities balance of approximately $36 million and no outstanding indebtedness.

C.	Financing. ASSA ABLOY is prepared to offer cash consideration and does not require a financing contingency.

D.	Management and Employees. ASSA ABLOY is interested in retaining substantially all of the Company’s employees and management. Further diligence and discussion will be required prior to detailing specific plans regarding retention, roles, responsibilities and structures.

E.	Certain Conditions & Required Approvals. The Purchaser’s obligation to proceed with the Transaction will be subject to the following conditions:

a.	Satisfactory completion of due diligence customary for a transaction of this type. The due diligence will include, but not necessarily be limited to, financial, accounting, environmental, legal, IP, technical, human resources, market, and competitive/business matters. The Purchaser must be satisfied, in its sole discretion, with the results of the due diligence.

b.	A Definitive Agreement, and the actions taken pursuant thereto, must be approved by the Board of Directors of ASSA ABLOY, and all corporate and other actions necessary for approval of the Transaction must be taken prior to execution of a Definitive Agreement.

c.	The execution of a Definitive Agreement and the satisfaction of all conditions contained therein.

d.	All customary regulatory approvals, including relevant national authority competition clearances, required for the Transaction are satisfied.

F.	Timing. Based on our experience, existing knowledge of the industry and willingness to allocate time and attention to this effort, we are confident that we can move rapidly to complete the due diligence process and to be in a position to sign a Definitive Agreement in a timely manner. In fact, we believe that with your support, and with access to the appropriate people and data, we can conclude this process in approximately 30 days. After the signing of a Definitive Agreement, consummation of the Transaction would be subject to the approval of any regulatory or governmental agencies which customarily must approve transactions of this type, as well as a satisfactory level of approval by the LaserCard stockholders.

G.	Expenses. Except as set forth in Exhibit A attached hereto, each party will bear its own legal and other expenses associated with this letter agreement. the due diligence and negotiating and closing the proposed Transaction.

H.	Exclusivity. In consideration of the time and resources which Purchaser will make after the date hereof and the terms and conditions of this letter agreement, the Company agrees to the exclusivity and expense provisions set forth in Exhibit A attached hereto and incorporated herein by reference.

I.	Confidentiality. The existence and contents of this letter agreement, and the negotiations and due diligence activities (including the results thereof) contemplated in this letter agreement, shall be considered Transaction Information as defined in the Confidentiality Agreement, dated as of November 6, 2009 (the “Confidentiality Agreement”) between HID Global Corporation and LaserCard Corporation and therefore subject to the terms and conditions set forth therein.

J.	Expiration. This Indication of Interest will expire if a copy of this letter agreement is not executed and returned to HID by 5:00 p.m. (PDT) on November 11, 2010.

K.	Non-binding Nature of Proposal. Except as expressly set forth in sections G, H and I hereof, this letter agreement does not constitute nor does it create any binding obligations of, or between or among, the parties.

L.	Applicable Law. This letter agreement shall be governed by and construed in accordance with the laws of the sate of Delaware.

Sincerely,

/s/ Denis R. Hébert

Denis R. Hébert
Executive Vice President, ASSA ABLOY AB and President & CEO, HID Global Corporation

Accepted and agreed to this 7th day of November 2010.

/s/ Robert T. DeVincenzi

By:	Robert T. DeVincenzi
Title:	President and Chief Executive Officer

EXHIBIT A

EXCLUSIVITY TERMS

From the date of the execution of this letter agreement by the Company until 30 days thereafter (the “Exclusivity Termination Date”), the Company shall not directly or indirectly:

•	solicit, initiate, entertain, consider, encourage, accept or respond to any inquiries, proposals or offers in respect of a Competing Offer (as defined below);

•	participate in any discussions with a third party or negotiations with respect to a Competing Offer;

•	furnish any information to any person or entity in connection with a Competing Offer;

•	vote in favor of any Competing Offer; or

•	otherwise assist or knowingly facilitate the making of, or cooperate in any way regarding, any proposal or offer with respect to a Competing Offer.

Prior to the Exclusivity Termination Date, the Company shall not release any person from, or waive any provision of any confidentiality agreement entered into in connection with the sale, merger or consolidation of the Company or any of the assets thereof to which the Company may be a party without the written consent of the Purchaser. The Company shall cease and terminate immediately any existing negotiations and discussions with respect to any Competing Offer and shall notify the Purchaser immediately upon receipt of any Competing Offer.

The term “Competing Offer” means any offer or other proposal involving any (or any combination) of the following transactions between (a) the Company and (b) any person or entity (other than HID or any of its subsidiaries or affiliates):

•	acquisition or purchase of any equity interests of the Company or merger or other similar business combination of the Company;

•	any acquisition of all or a material part of the operating assets or business of the Company if outside the ordinary course of business or not consistent with past practice; or

•	any restructuring of the Company or all or any part of the Company’s liabilities.

The Exclusivity Termination Date may be extended or terminated only in writing upon mutual agreement by the parties hereto.

The Company acknowledges and agrees that the Purchaser is relying on its covenants in this Exhibit A and, as a result of such reliance, will be incurring considerable costs (which at this time are not calculable) and expenses in connection with the Purchaser’s due diligence review of the business, financial position, results of operations and prospects of the Company. Accordingly, the Company agrees that in the event of any breach of the Company’s obligations under this Exhibit A, and in such case, the Company agrees to pay all of the Purchaser’s reasonable costs and expenses incurred prior to the date that Purchaser has actual knowledge of such breach in connection with the Transaction; provided, that the Purchaser shall in any case retain its right to seek specific performance and other equitable remedies to remedy such breach.